UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
Pac-West Telecomm, Inc.
(Name of Applicant)
1776 W. March Lane, Suite 250
Stockton, California 95207
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

13 1/2% Senior Priority Notes due 2009	up to $38,538,885
aggregate principal amount
Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.
Name and address of agent for service:
Pac-West Telecomm, Inc.
1776 W. March Lane, Suite 250
Stockton, California 95207
Attn: Reid Cox
(209) 926-3300
With a copy to:
Michael Wolf, Esq.
Jenner & Block LLP
330 N. Wabash Ave.
Chicago, IL 60611
(312) 222-9350
     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL
1.	General Information
(a)	Pac-West Telecomm, Inc. (the “Company”) is a corporation.

(b)	The Company was organized under the laws of the State of California.
2.	Securities Act Exemption Available
     Upon the terms set forth in an Offering Circular and Consent Solicitation Statement dated December 21, 2006 (the “Offering Circular”), the Company is offering to exchange (the “Exchange Offer”) any and all outstanding 13 1/2% Senior Notes due 2009 (the “Old Notes”) for newly issued 13 1/2% Senior Priority Notes due 2009 (the “New Notes”). Each $1,000 of Old Notes so tendered and accepted will be exchanged for an amount of principal of New Notes equal to $1,000 plus the amount of accrued and unpaid interest in respect of such Old Notes through but excluding the date of exchange (rounded up to the next $1.00). If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.
     The New Notes are proposed to be offered by the Company to existing noteholders exclusively and solely in exchange for the Old Notes of the Company, and accordingly, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with solicitation of the transaction, except for the issuance of New Notes by the Company to holders of Old Notes pursuant to and as part of the terms of the Exchange Offer, customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents, the engagement of Wells Fargo Bank, N.A., as exchange agent for the Exchange Offer, and payments of the fees and expenses of its legal advisors. No holder of the Old Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.
AFFILIATIONS
3.	Affiliates
     The following is a list of all affiliates of the Company as of the date of this Application:
Affiliate Companies*

	Percentage of Voting Securities owned by
Name	the Company	Jurisdiction of Organization

Installnet, Inc., d/b/a Inet	100%	California

U.S. Net Solutions, Inc.	100%	California

	99.7% owned by Installnet, Inc.

INET de Mexico, S.A. de C.V.	.3% owned by U.S. Net Solutions, Inc.	Mexico
Pac-West Telecomm of Virginia, Inc.	100%	Virginia

PWT Services, Inc.	100%	Delaware

PWT of New York, Inc.	100%	Delaware

* The information provided under Item 5 below is also incorporated into this Item 3 by reference.

MANAGEMENT AND CONTROL
4.	Directors and Executive Officers
     The following table lists the names of all directors and executive officers of the Company as of the date of this Application. The mailing address of each director and executive officer is: Pac-West Telecomm, Inc. 1776 W. March Lane, Suite 250, Stockton, California 95207.

Name	Office(s)

Executive Officers:

Henry R. Carabelli	President and Chief Executive Officer

Michael L. Sarina	Chief Financial Officer

H. Ravi Brar	Chief Operating Officer

Todd M. Putnam	Chief Information Officer

Michael B. Hawn	Vice President Customer Network Services

Sarita Fernandes	Vice President Marketing

Eric E. Jacobs	Vice President, General Manager Service Provider Sales

Reid Cox	Vice President of Bus Development and Investor Relations

John F. Sumpter	Vice President Regulatory

Robert C. Morrison	Vice President and General Counsel

Directors:

Wallace W. Griffin	Chairman of the Board of Directors

Henry R. Carabelli	President and Chief Executive Officer

Joseph J. Bononcore	Director

Stanley P. Hanks	Director

James F. Hensel	Director

Kenneth D. Peterson	Director

Samuel A. Plum	Director

Richard A. Roman	Director

Timothy A. Samples	Director

5.	Principal Owners of Voting Securities
     The following table provides information as to each person who beneficially owns more than 10% of the Company’s outstanding voting stock as of September 30, 2006:

				Percentage of Voting
Name and Complete Mailing Address	Title of Class Owned	Amount Owned		Securities Owned
Pac-West Acquisition Company LLC c/o Columbia Ventures 203 SE Park Plaza Drive, Suite 270 Vancouver, WA 98684	Series B-1 and Series B- 2 Preferred Stock, par value $0.001(1)	(1)		(1)

Samuel A. Plum Pac-West Telecomm, Inc. 1776 W. March Lane, Suite 250, Stockton, California 95207	Common Stock, par value $0.001	3,817,649(	2)	10.1%

(1)	Pac-West Acquisition Company LLC (“Pac-West Acquisition Co.”) owns 48,158 shares of Series B-1 Preferred Stock, par value $0.01 per share, of the Company (“Series B-1 Preferred Stock”). The Company has also agreed to issue to Pac-West Acquisition Co. 830,959 shares of newly designated Series B-2 Preferred Stock, par value $0.001 per share, of the Company (“Series B-2 Preferred Stock”). The Series B-1 Preferred Stock and B-2 Preferred Stock is convertible at the election of the holder into such number of shares of Common Stock, par value $0.001 per share, of the Company (“Common Stock”) that results from dividing the Series B original issue price, $1.137505 per share, by the Series B conversion price, which was initially $0.001137505 per share. This results in an initial conversion ratio of 1,000 shares of Common Stock for each share of Series B Preferred Stock and Series B-2 Preferred Stock converted. As such, in the event the Series B-2 Preferred Stock is issued to Pac-West Acquisition Co., and Pac-West Acquisition Co. converts its shares of Series B-1 Preferred Stock and B-2 Preferred Stock into Common Stock, it will hold approximately 95% of the Common Stock on a fully diluted basis.

(2)	The shares of Common Stock shown as beneficially owned by Mr. Plum include 165,000 shares owned directly by Mr. Plum. In addition, Mr. Plum, by virtue of his being the managing general partner of SCP Private Equity Partners, L.P. (“Equity Partners”) may be deemed to be the beneficial owner of 3,652,649 shares owned by Equity Partners. Mr. Plum expressly disclaims beneficial ownership of the shares of Common Stock owned by Equity Partners. The determination that Equity Partners beneficially owns 3,652,649 shares of Common Stock is based solely upon a Schedule 13G, dated March 10, 2000, filed jointly by Equity Partners, SCP Private Equity Management, L.P., Winston Churchill, Mr. Plum and Safeguard Capital Management, Inc.
UNDERWRITERS
6.	Underwriters
     (a) No person has acted as an underwriter of the Company’s securities in any of the three years prior to the date of this Application.
     (b) No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Exchange Offer and issued pursuant to the Indenture.
CAPITAL SECURITIES
7.	Capitalization
     (a) The authorized and outstanding capital stock and debt securities of the Company, as of September 30, 2006, were as follows:

Title of Class	Amount Authorized		Amount Outstanding
Common Stock, par value $0.001	100,000,000	shares	37,667,528
Series B-1 Preferred Stock, par value $0.001 per share	100,000	shares	48,158
Series B-2 Preferred Stock, par value $0.001 per share	1,500,000	shares	0
13 1/2% Senior Notes due 2009	$36,102,000		$36,102,000
     (b) Each share of Common Stock is entitled to one vote upon all matters presented to shareholders.

INDENTURE SECURITIES
8.	Analysis of Indenture Provisions
     The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer or prior thereto and entered into between the Company and Wells Fargo Bank, N.A., as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.
(A) Events of Default; Withholding of Notice
   Each of the following will be an “Event of Default” under the Indenture:
     (a) the Company defaults for 30 days in the payment when due of interest on the New Notes;
     (b) the Company defaults in the payment when due of principal of or premium, if any, on the New Notes;
     (c) the Company or any of its Restricted Subsidiaries pursuant to or within the meaning of Bankruptcy Law:
     (i) commences a voluntary case,
     (ii) consents to the entry of an order for relief against it in an involuntary case,
     (iii) consents to the appointment of a custodian of it or for all or substantially all of its property,
     (iv) makes a general assignment for the benefit of its creditors, or
     (v) generally is not paying its debts as they become due; or
     (d) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
     (i) is for relief against the Company or any of its Restricted Subsidiaries that are Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;
     (ii) appoints a custodian of the Company or any of its Restricted Subsidiaries that are Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries that are Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or
     (iii) orders the liquidation of the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; and the order or decree remains unstayed and in effect for 60 consecutive days.
     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately. However, if an Event of Default pursuant to (c) or (d) above occurs with respect to the Company, any of its Restricted Subsidiaries that are Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding New Notes shall be due and payable immediately without further action or notice. The

Holders of a majority in aggregate principal amount of the then outstanding New Notes by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.
     A Holder of a New Note may pursue a remedy with respect to the Indenture or the New Notes only if:
     (a) the Holder of a New Note gives to the Trustee written notice of a continuing Event of Default;
     (b) the Holders of at least 25% in principal amount of the then outstanding New Notes make a written request to the Trustee to pursue the remedy;
     (c) such Holder of a New Note or Holders of New Notes offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;
     (d) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and
     (e) during such 60-day period the Holders of a majority in principal amount of the then outstanding New Notes do not give the Trustee a direction inconsistent with the request.
     A Holder of a New Note may not use the Indenture to prejudice the rights of another Holder of a New Note or to obtain a preference or priority over another Holder of a New Note.
     Notwithstanding any other provision of the Indenture, the right of any Holder of a New Note to receive payment of principal, premium, if any, and interest on the New Note, on or after the respective due dates expressed in the New Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.
     Holders of a majority in principal amount of the then outstanding New Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture that the Trustee determines may be unduly prejudicial to the rights of other Holders of New Notes or that may involve the Trustee in personal liability.
(B) Authentication and Delivery of New Notes; Use of Proceeds
     One Officer shall sign the New Notes for the Company by manual or facsimile signature. The Company’s seal shall be reproduced on the New Notes and may be in facsimile form. If an Officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note shall nevertheless be valid.
     A New Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.
     The Trustee shall, upon a written order of the Company signed by one Officer, authenticate New Notes for original issue up to the aggregate principal amount of $38,538,885. The aggregate principal amount of New Notes outstanding at any time may not exceed such amount unless there has been a cancellation or adjustment of the outstanding principal amount of the New Notes as provided by the Indenture.
     The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an agent to deal with Holders or an Affiliate of the Company.
     The Company will not receive any proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes, without additional consideration from the holders of Old Notes.

(C) Release and Substitution of Property Subject to the Lien of the Indenture
     The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any of the Company’s assets or properties.
(D) Satisfaction and Discharge of the Indenture
     The Company may discharge its obligations under the Indenture if (i) all outstanding New Notes are properly delivered to the Trustee for cancellation, (ii) all amounts, including all principal and interest, due in respect of the outstanding New Notes is paid in full by the Company, (iii) all outstanding New Notes are redeemed by the Company or (iv) the Company effectuates a legal defeasance of all outstanding New Notes, in each case, in accordance with the terms and conditions of the Indenture. Furthermore, the Company may discharge its obligations under the Indenture while New Notes remain outstanding if (x) either (a) all delivered and authenticated New Notes (other than those held in trust, destroyed, lost or stolen) have been delivered to the Trustee for cancellation or (b) all outstanding New Notes have or will become due and payable at their scheduled maturity or are called for redemption by the Company and the Company has deposited or caused to be deposited with the Trustee an amount sufficient to pay and discharge all outstanding New Notes on the date of their scheduled maturity or redemption date, as the case may be and (y) the Company has paid or caused to be paid all other sums due and payable by the Company under the Indenture.
(E) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture
     The Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year of the Company beginning with the fiscal year ended 2007, an Officers’ Certificate signed by at least two Officers of the Company, certifying to the signer’s knowledge that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.
9.	Other Obligors

None.

Contents of application for qualification. This application for qualification comprises:
     (a) Pages numbered 1 to 7, consecutively.
     (b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, N.A., as Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).
     (c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit A to the Company’s Proxy Statement dated June 26, 2000).

Exhibit T3B	Amended and Restated Bylaws of the Company, amended and restated as of September 21, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated September 21, 2004).

Exhibit T3C	Form of Indenture, dated as of January , 2007, between the Company and Wells Fargo Bank, N.A., as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Circular and Consent Solicitation Statement, dated December 21, 2006.

Exhibit T3E-2	Letter of Transmittal and Consent.

Exhibit T3E-3	Press Release, dated December 21, 2006 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed on December 21, 2006).

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Pac-West Telecomm, Inc., a corporation organized and existing under the laws of the State of California, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Stockton and State of California, on the 21st day of December, 2006.

(Seal)		Pac-West Telecomm, Inc.

Attest:	/s/ ROBERT C. MORRISON	By:	/s/ MICHAEL SARINA

	Name: Robert C. Morrison		Name: Michael Sarina
	Title: Vice President and General Counsel		Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit A to the Company’s Proxy Statement dated June 26, 2000).

Exhibit T3B	Amended and Restated Bylaws of the Company, amended and restated as of September 21, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated September 21, 2004).

Exhibit T3C	Form of Indenture, dated as of January , 2007, between the Company and Wells Fargo Bank, N.A., as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Circular and Consent Solicitation Statement, dated December 21, 2006.

Exhibit T3E-2	Letter of Transmittal and Consent.

Exhibit T3E-3	Press Release, dated December 21, 2006 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed on December 21, 2006).

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.